UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gander Mountain Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36471P 10 8

(CUSIP Number)

Lynn M. Anderson, Esq.

Assistant Secretary

Holiday Stationstores, Inc.

Bloomington, Minnesota 55437

Telephone: (952) 830-8087

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36471P 10 8

1	Name of Reporting Person Holiday Stationstores, Inc. I.R.S. Identification No. 410880942

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, BK, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,535,829

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,535,829

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,829

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.3%, based on 24,197,732 shares outstanding and including the right to purchase up to 680,220 shares that may be exercised within 60 days

14	Type of Reporting Person (See Instructions) CO

SEC 1746 (12-91)

CUSIP No. 36471P 10 8

1	Name of Reporting Person Arthur T. Erickson, II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 101,795

	8	Shared Voting Power 7,535,829

	9	Sole Dispositive Power 101,795

	10	Shared Dispositive Power 7,535,829

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,637,624

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
30.7%, based on 24,197,732 shares outstanding and including the right of Holiday Stationstores, Inc. to purchase up to 680,220 shares that may be exercised within 60 days

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Brian A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 82,473

	8	Shared Voting Power 7,535,829

	9	Sole Dispositive Power 82,473

	10	Shared Dispositive Power 7,535,829

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,618,302

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
30.6%, based on 24,197,732 shares outstanding and including the right of Holiday Stationstores, Inc. to purchase up to 680,220 shares that may be exercised within 60 days

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Neal D. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 112,736

	8	Shared Voting Power 7,535,829

	9	Sole Dispositive Power 112,736

	10	Shared Dispositive Power 7,535,829

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,648,565

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
30.7%, based on 24,197,732 shares outstanding and including the right of Holiday Stationstores, Inc. to purchase up to 680,220 shares that may be exercised within 60 days

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Gerald A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 140,619

	8	Shared Voting Power 0

	9	Sole Dispositive Power 140,619

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,619

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%, based on 24,197,732 shares outstanding and including 10,000 options exercisable within 60 days held by Mr. Erickson

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Richard A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 144,686

	8	Shared Voting Power 7,535,829

	9	Sole Dispositive Power 144,686

	10	Shared Dispositive Power 7,535,829

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,680,515

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
30.9%, based on 24,197,732 shares outstanding and including the right of Holiday Stationstores, Inc. to purchase up to 680,220 shares that may be exercised within 60 days

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Ronald A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,055

	8	Shared Voting Power 7,535,829

	9	Sole Dispositive Power 159,055

	10	Shared Dispositive Power 7,535,829

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,694,884

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
30.9%, based on 24,197,732 shares outstanding, and including 10,000 options exercisable within 60 days held by Mr. Erickson and the right of Holiday Stationstores, Inc. to purchase up to 680,220 shares that may be exercised within 60 days

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Charles E. Pihl

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,191

	8	Shared Voting Power 7,535,829

	9	Sole Dispositive Power 22,191

	10	Shared Dispositive Power 7,535,829

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,558,020

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
30.4%, based on 24,197,732 shares outstanding and including the right of Holiday Stationstores, Inc. to purchase up to 680,220 shares that may be exercised within 60 days

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed by Holiday Stationstores, Inc. (“Holiday”) on December 17, 2007 and the Schedule 13D filed by each of Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Gerald A. Erickson, Richard A. Erickson, Ronald A. Erickson and Charles E. Pihl (collectively, the “Other Reporting Persons”) on December 17, 2007 (except for the Schedule 13D for Arthur T. Erickson, II, which was filed on February 3, 2008), and relates to the common stock, $0.01 par value (the “Common Stock”) of Gander Mountain Company (the “Issuer”).  The Other Reporting Persons are members of the Board of Directors of Holiday or the Issuer and the Other Reporting Persons, together with Holiday, may be deemed to constitute a “group” and, accordingly, jointly file this Amendment.  This Amendment is being filed to disclose certain changes to Items 2, 3, 4, 5, 6 and 7 of each Schedule 13D previously filed by Holiday and the Other Reporting Persons related to the Common Stock of the Issuer (collectively, the “Original 13Ds”).

Only those Items that are reported in this Amendment are amended and supplemented in the manner indicated, and responses to all other Items in the Original 13Ds remain unchanged. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 2.  Identity and Background.

Item 2 of the Original 13D filed by Holiday is amended and supplemented by amending and restating in its entirety Appendix I to such Original 13D with Appendix I to this Amendment, attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of each of the Original 13Ds is amended and supplemented by adding the following:

As discussed in Item 4, Holiday estimates that it will pay an aggregate of approximately $19.5 million pursuant to the Funding Agreement (as defined in Item 4) in connection with the Reverse Split Funding Amount and the Offer to Purchase Funding Amount (as such terms are defied in Item 4).  Holiday expects to satisfy such obligations using working capital and/or funds borrowed under the Sixth Amended and Restated Credit Agreement dated January 18, 2009 among Holiday Companies, Holiday Stationstores, Inc., U.S. Bank National Association, as agent, and the Lenders as defined therein (together with all amendments, changes and modifications. the “Credit Facility”).  The lender under the Credit Facility is U.S. Bank, N.A.

Item 4.  Purpose of Transaction.

Item 4 of each of the Original 13Ds is amended and supplemented by adding the following:

On September 27, 2009, a special committee of the board of directors of the Issuer recommended, and the Issuer’s board of directors approved, a going private transaction through an amendment to the Issuer’s articles of incorporation to effect a 1-for-30,000 reverse stock split of its Common Stock.  After the reverse stock split, any shareholder of the Issuer holding less than one share will receive a cash payment of $5.15 for each share held prior to the reverse split.  Immediately following the reverse stock split, the Issuer will file a second amendment to its articles of incorporation to effect a 30,000-for-1 forward stock split.  As a result, shareholders of the Issuer holding 30,000 or more shares of Common Stock at the time of the reverse split will retain their current numbers of shares of Common Stock without change and not receive cash in the transaction.  The transaction described above is called the “Reverse-Forward Split.”  On September 28, 2009, the Issuer issued a press release announcing this transaction.  A copy of this press release is included as an exhibit to this Amendment.

The funding for the cash payment for the fractional shares in connection with the Reverse-Forward Spit will be provided by Holiday and another shareholder of the Issuer, Gratco LLC.  Holiday has entered into a Funding and Indemnification Agreement with the Issuer (the “Funding Agreement”), pursuant to which Holiday has agreed to fund a portion of the amount required to cash out fractional shares of the Issuer as a result of the Reverse-Forward Split, such that upon completion of the Reverse-Forward Split (and the issuance of shares as set forth below) Holiday, the Other Reporting Persons and certain other members of the Erickson family (the “Holiday Shareholders”) collectively will own the same number of shares of the Issuer’s Common Stock as are owned collectively by Gratco LLC and certain of its affiliated shareholders (the “Gratco Shareholders”).  The amount of such funding obligation to be paid by Holiday under the Funding Agreement is called the “Reverse Split Funding Amount”.

Following the effectiveness of the Reverse-Forward Split, the Issuer will issue to Holiday shares of the Issuer’s Common Stock equal to the Reverse Split Funding Amount provided by Holiday divided by $5.15.  The Issuer will issue to Holiday 680,220 of these shares on the business day preceding the effectiveness of the Reverse-Forward Split at Holiday’s request, if Holiday has provided funding of at least $3,503,133 of the Reverse Split Funding Amount at least five days before the effective date of the Reverse-Forward Split.

CUSIP No. 36471P 10 8

Pursuant to the Funding Agreement, Holiday has also agreed to make an offer to purchase one-half of the shares of Common Stock of the Issuer remaining outstanding following the Reverse-Forward Split (other than shares held by either the Holiday Shareholders or the Gratco Shareholders) at a purchase price of $5.15 per share (the “Offer to Purchase”).  The amount to be paid by Holiday under the Funding Agreement in connection with the Offer to Purchase is called the “Offer to Purchase Funding Amount.”  It is the understanding of Holiday and the Other Reporting Persons that Gratco LLC will offer to purchase the other half of the shares of Common Stock of the Issuer remaining outstanding following the Reverse-Forward Split on the same terms.

Holiday estimates that it will pay an aggregate of approximately $19.5 million in connection with the Reverse Split Funding Amount and the Offer to Purchase Funding Amount.  Holiday also estimates that the aggregate number of shares of Common Stock that will be issued by the Issuer to Holiday upon completion of the Reverse-Forward Split and that will be purchased by Holiday in connection with the Offer to Purchase will be approximately 3.5 million shares (assuming that all of the outstanding shares, other than those held by the Holiday Shareholders and the Gratco Shareholders, are tendered in the Offer to Purchase).

It is expected that shortly after completion of the Reverse-Forward Split, the registration of the Issuer’s Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would be terminated and the Common Stock would cease to be listed on the Nasdaq Global Market.  In addition, it is anticipated that upon consummation of the Reverse-Forward Split the composition of the board of directors of the Issuer might change, although neither Holiday nor any of the Other Reporting Persons know at this time who would serve as members of the board of directors of the Issuer after the Reverse-Forward Split.

Except as stated in response to this Item 4, neither Holiday nor any of the Other Reporting Persons currently has any plan or proposal with respect to the Issuer or its securities which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Exchange Act.

References to and descriptions of the Funding Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Funding Agreement included as an exhibit to this Amendment, and incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

Item 5 of each of the Original 13Ds is amended and restated in its entirety as follows:

(a), (b)        The following table sets forth the aggregate number and percentage of the outstanding Common Stock of the Issuer beneficially owned by Holiday, by each of the Other Reporting Persons, by other executive officers of Holiday and by Holiday and the Other Reporting Persons as a group.  The percentages below are based on the assumption that there are 24,197,732 shares of Common Stock outstanding.

Person or Group	Number of Shares	Percentage
Holiday(1)	7,535,829	30.3%
Arthur T. Erickson, II(2)(3)	7,637,624	30.7%
Brian A. Erickson(2)(4)	7,618,302	30.6%
Neal D. Erickson(2)(5)	7,648,565	30.7%
Gerald A. Erickson(6)(7)	140,619	0.6%
Richard A. Erickson(2)(8)	7,680,515	30.9%
Ronald A. Erickson(2)(6)(9)	7,694,884	30.9%
Charles E. Pihl(2)(10)	7,558,020	30.4%
Brent G. Blackey	0	—
Lynn M. Anderson(6)	12,250	*
Holiday and Other Reporting Persons as a group(12)	8,299,384	33.3%

*  less than .1%

CUSIP No. 36471P 10 8

(1)           Includes 680,220 shares that Holiday has the right to acquire pursuant to the Funding Agreement.  Does not include additional shares to be issued to Holiday by the Issuer after effectiveness of the Reverse-Forward Split or shares to be purchased by Holiday in connection with the Offer to Purchase.  Holiday possesses sole voting and investment power with respect to the shares shown.

(2)           Includes 6,855,609 shares owned by Holiday and 680,220 shares that Holiday has the right to acquire pursuant to the Funding Agreement, as to which the individual is deemed to have, as a result of the individual’s role as a director of Holiday, shared voting and investment power with the other directors of Holiday.

(3)           Includes 101,795 shares as to which Arthur T. Erickson, II has sole voting and investment power.  Of these shares, Arthur T. Erickson, II disclaims beneficial ownership of (i) 18,991 shares held by the Gerald A. Erickson Irrevocable Trust of 1995 for the Benefit of Gerald A. Erickson, Jr. and (ii) 15,120 shares held by the Tristin O. Erickson Separate Trust U/A FBO Gerald A. Erickson, Jr., as to which Arthur T. Erickson, II acts as trustee.

(4)           Includes 82,473 shares as to which Brian A. Erickson has sole voting and investment power.

(5)           Includes 112,736 shares as to which Neal D. Erickson has sole voting and investment power.

(6)           Includes 10,000 shares that the individual has the right to acquire upon the exercise of options.

(7)           Includes 137,644 shares as to which Gerald A. Erickson has sole voting and investment power.  Also includes 2,975 shares owned by Mr. Erickson’s spouse, as to which he may be deemed to have shared voting and investment power and as to which he disclaims beneficial ownership.  Mr. Erickson ceased being a Holiday director on September 18, 2007, and as of that date no longer was deemed to have shared voting or investment power with respect to shares of Common Stock of the Issuer owned by Holiday.

(8)           Includes 144,686 shares as to which Richard A. Erickson has sole voting and investment power.

(9)           Includes 148,055 shares as to which Ronald A. Erickson has sole voting and investment power.  Also includes 11,000 shares owned by Mr. Erickson’s spouse, as to which he may be deemed to have shared voting and investment power and as to which he disclaims beneficial ownership.

(10)         Includes 22,191 shares as to which Charles E. Pihl has sole voting and investment power.

(11)         As a result of the Reverse-Forward Stock Split and the Offer to Purchase, Holiday and the Other Reporting Persons as a group expect to increase their aggregate beneficial ownership of the Issuer’s Common Stock from approximately 33.3% to as much as 50%.

(c)               Except for the matters described in Item 3 of the Original 13D and in Item 4 of this Amendment, during the past 60 days there have been no transactions in shares of Common Stock of the Issuer by Holiday or any of the Other Reporting Persons.

(d)               Not applicable.

(e)               Gerald A. Erickson ceased to be a beneficial holder of 5% or more of the Issuer’s Common Stock on September 18, 2007, the date on which he ceased being a director of Holiday.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of each of the Original 13Ds is amended and supplemented by adding the following:

The description of the Funding Agreement and the Reverse-Forward Split provided in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, Holiday and the Other Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment, and any additional amendment or amendments hereto, a copy of which has been filed as an Exhibit to this Amendment and is incorporated herein by this reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 36471P 10 8

Item 7.  Material to Be Filed as Exhibits.

Item 7 of each of the Original 13Ds is amended and supplemented by adding the following exhibits:

The Funding Agreement is incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on September 29, 2009.

The Press Release by the Issuer, dated as of September, 28, 2009, is incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on September 29, 2009.

The Filing Agreement among Holiday and the Other Reporting Persons, dated as of September 29, 2009, is filed herewith.

CUSIP No. 36471P 10 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2009

HOLIDAY STATIONSTORES, INC.

/s/ Lynn M. Anderson
By Lynn M. Anderson, its Assistant Secretary

OTHER REPORTING PERSONS:

/s/ Arthur T. Erickson, II
Arthur T. Erickson, II

/s/ Brian A. Erickson
Brian A. Erickson

/s/ Neal D. Erickson
Neal D. Erickson

/s/ Gerald A. Erickson
Gerald A. Erickson

/s/ Richard A. Erickson
Richard A. Erickson

/s/ Ronald A. Erickson
Ronald A. Erickson

/s/ Charles E. Pihl
Charles E. Pihl

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

CUSIP No. 36471P 10 8

Appendix I

Set forth below with respect to each director and executive officer of Holiday Stationstores, Inc. are his or her name and present principal employment or occupation.  The business address of each person in the table below is 4567 American Boulevard West, Minneapolis, Minnesota 55437.

Name	Present Principal Occupation or Employment

Directors of Holiday Stationstores, Inc.:

Brian A. Erickson	Private Investor

Neal D. Erickson	Private Investor

Richard A. Erickson	Private Investor

Ronald A. Erickson	Chief Executive Officer, Chief Financial Officer and Secretary of Holiday Stationstores, Inc.

Charles E. Pihl	Executive Officer with Holiday Diversified Services, Inc.

Other Executive Officers of Holiday Stationstores, Inc.:

Gerald A. Erickson	President and Treasurer of Holiday Stationstores, Inc.

Brent G. Blackey	Chief Operating Officer of Holiday Stationstores, Inc.

Lynn M. Anderson	Executive Vice President and General Counsel of Holiday Stationstores, Inc.

CUSIP No. 36471P 10 8

EXHIBIT

FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D (including any amendments) need be filed with respect to ownership by each of the undersigned of shares of the Common Stock of Gander Mountain Company.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 29, 2009

HOLIDAY STATIONSTORES, INC.

/s/ Lynn M. Anderson
By Lynn M. Anderson, its Assistant Secretary

ARTHUR T. ERICKSON, II

/s/ Arthur T. Erickson, II

BRIAN A. ERICKSON

/s/ Brian A. Erickson

NEAL D. ERICKSON

/s/ Neal D. Erickson

GERALD A. ERICKSON

/s/ Gerald A. Erickson

RICHARD A. ERICKSON

/s/ Richard A. Erickson

RONALD A. ERICKSON

/s/ Ronald A. Erickson

CHARLES E. PIHL

/s/ Charles E. Pihl